1398 CENTRAL AVENUE P.O. BOX 778 DUBUQUE, IA 52004-0778 PHONE: (563) 589-2100 WATS: (888) 739-2100 FAX: (563) 589-2011

December 29, 2015

Securities and Exchange Commission 100 F Street NE Washington, DC 20549 Attention: Mr. William F. Dorton

Re:	Heartland Financial USA, Inc.
Registration Statement on Form S-4
File No. 333-208400

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, the undersigned, on behalf of Heartland Financial USA, Inc. (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 12:00 noon, Eastern Standard Time, on December 31, 2015, or as soon thereafter as practicable.
We confirm that we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed issuance of the shares specified in the Registration Statement, including our responsibility for the accuracy and adequacy of the disclosures made in the Registration Statement and the documents incorporated by reference therein. We also confirm in accordance with your request that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it shall not preclude the Commission from taking action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, shall not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HEARTLAND FINANCIAL USA, INC.

By:	/s/ Bryan R. McKeag
Bryan R. McKeag, Chief Financial Officer